CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Scharf Investments, LLC (“Scharf”), we hereby consent to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Scharf for the period through December 31, 2022, issued by Adviser Compliance Associates, LLC doing business as ACA Group, successor by merger to ACA Performance Services, LLC, and to related references to our firm, included in or made a part of the Prospectus dated January 28, 2024, for the Scharf Fund, Scharf Multi-Asset Opportunity Fund, Scharf Global Opportunity Fund, and Scharf Alpha Opportunity Fund.

January 28, 2024
Adviser Compliance Associates, LLC

By:     /s/ Jaimie Douglas     Jaimie Douglas Senior Counsel